# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ENCISION INC, CIK 0000930775
CUSIP: 29254Q104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6797 WINCHESTER CIRCLE, STE 100, Boulder, Colorado (CO), 80301
Date of event which requires filing of this statement: 08/19/2025
Filed by CIK 0002039195
Persons authorized to receive notices and communications: Brandon J Shepard, 6797 Winchester Circle, STE 100, Boulder, United States Minor Outlying Islands (2J), 80301, 3033396904

## Reporting persons
- Shepard Brandon Jason (CIK 0002039195): type of reporting person: individual (IN); citizenship or place of organization: Colorado (CO); source of funds: personal funds (PF); sole voting power 1,005,833; shared voting power 0; sole dispositive power 1,005,833; shared dispositive power 0; aggregate amount beneficially owned 1,005,833 (6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: ENCISION INC
Address of issuer's principal executive offices: 6797 WINCHESTER CIRCLE, STE 100, Boulder, Colorado (CO), 80301

## Item 2. Identity and Background
Name of person filing: Brandon J Shepard
Residence or business address:
6797 Winchester Cir
Bould CO 80301
Present principal occupation or employment: Mr. Shepard is employed as Vice President of Finance at Encision Inc.at 6797 Winchester Circle, Boulder, Colorado 80301.
Criminal convictions in the last five years: During the last five years, Mr. Shepard has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)
Civil proceedings (securities laws) in the last five years: During the last five years, Mr. Shepard has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that, as a result of such proceeding, subjected him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: Mr. Shepard is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price of the shares of Common Stock acquired on August 19, 2025 and reported herein was approximately $100,000. The source of such funds was the personal funds of the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction: Mr. Shepard acquired the securities on August 19, 2025 for investment purposes. Depending on market conditions, Mr. Shepard may acquire additional shares of Common Stock of the Issuer or dispose of shares of Common Stock of the Issuer in open market transactions or privately negotiated transactions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Statement, Mr. Shepard beneficially owns an aggregate of 1,005,833 shares of the Issuers Common Stock, representing approximately 6.0% of the outstanding Common Stock (based on 16,879,645 shares of Common Stock outstanding immediately following the private placement described herein, plus 5,833 shares issuable upon the exercise of options that are exercisable within 60 days of the date hereof, deemed outstanding for purposes of Rule 13d-3(d)(1)).

This amount consists of:

5,833 shares of Common Stock issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days of the date hereof; and

1,000,000 shares of Common Stock purchased by Mr. Shepard in the reported private placement.

This reported beneficial ownership does not include 44,167 shares of Common Stock issuable upon the exercise of options that will become exercisable only after 60 days from the date hereof.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Shepard has sole voting power and sole dispositive power with respect to all such shares
Transactions in the class effected during the past sixty days:
During the past 60 days, Mr. Shepard has effected the following transactions in the Common Stock of the Issuer:

On 8/19/2025, acquired 1,000,000 shares of Common Stock in a private placement transaction at a purchase price of $0.10 per share.

Except as described above, Mr. Shepard has not effected any other transactions in the Common Stock of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Mr. Shepard is a party to two stock option agreements with the Issuer, dated August 19, 2024, and April 17, 2025, pursuant to which the Reporting Person was granted options to purchase an aggregate of 50,000 shares of Common Stock. Except as described herein, the Reporting Person does not have any other contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Non-Statutory Stock Option Agreement Date August 19, 2024, included herewith as Exhibit 1
Non-Statutory Stock Option Agreement Date April 17, 2025, included herewith as Exhibit 2
SECURITIES PURCHASE AGREEMENT Dated August 19, 2025, included herewith as Exhibit 3

## Signatures
- Shepard Brandon Jason: /s/ Brandon J Shepard, Reporting Party (08/26/2025)